Exhibit 99.2

February 1, 2010

The Board of Directors, Petroflow Energy Ltd.

Re: Change of auditor notice

Enclosed is our response to the change of auditor notice dated February 1, 2010 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the audit committee or board of directors, filed with the relevant regulator or securities regulatory authority prior to March 1, 2010, and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor.

Yours very truly,

Chartered Accountants

Encl.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:
We have read the statements made by Petroflow Energy Ltd. in the attached copy of Change of Auditor Notice dated February 1, 2010, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated February 1, 2010.

Yours very truly,

Chartered Accountants
Calgary, February 1, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

February 1, 2010

The Board of Directors, Petroflow Energy Ltd.

Re: Cessation of audit relationship

This is to confirm that the client-auditor relationship between Petroflow Energy Ltd. (Commission File Number 001-34100) and PricewaterhouseCoopers ceased on February 1, 2010.

We look forward to co-operating with your new auditor once one has been appointed.

We anticipate making our working paper files available to the new auditor subject to your authorization and subject to receiving our standard acknowledgement and waiver letter from them. You should understand that the sole purpose of their review will be to obtain information regarding the Company to assist in planning their audit for next year. Their review will not be to obtain information regarding the conduct of our audit. It is understood that certain working papers will not necessarily be made available. Our audit of the Company’s financial statements, and the working papers prepared in connection therewith, was not planned or conducted in contemplation of their review. Therefore, items of possible interest to them may not have been specifically addressed. During the course of our audit, our use of professional judgement and our assessment of audit risk and materiality means that matters may have existed that would have been assessed differently by them. We make no representation as to the sufficiency or appropriateness of the information in our working papers for their purposes.

There may be occasions in the future when we are asked to consent to the use of our audit report or to reissue our previously issued audit reports. We will regard such requests as new engagements subject to our normal engagement acceptance and risk assessment procedures. You should be aware that we are not compelled to give such consent or reissue our previous reports and we may decide not to do so, particularly if the circumstances were not contemplated at the time of our original report, such as the Company filing with provincial securities commissions an offering document containing financial statements for any period for which we were the Company’s auditor and our being asked to provide consent or reissue our report in connection with any registration statement filed with the United States Securities and Exchange Commission. Should we accept such a future engagement, both the fees and time requirements may be significant and our procedures will include obtaining representation from management and the successor auditors.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Yours very truly,

Chartered Accountants

cc
Mr. Don Rowden, Chairman of the Audit Committee
Mr. Kyle Miller, Chief Executive Officer
Mr. Tucker Franciscus, Interim Chief Financial Officer
Office of the Chief Accountant
PCAOB Letter Files
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

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